Mail Stop 4720

November 4, 2009

Via US Mail and facsimile to (866) 711-9672

William D. Kyle
President
Assured Equities V Corporation
2211 12th Avenue East
Seattle, WA 98102

> **Re:** **Assured Equities V Corporation**
> **Form 10**
> **Filed September 17, 2009**
> **File No. 000-53787**

Dear Mr. Kyle:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Staff Attorney